(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Alderon Resource Corp.

We have audited the accompanying consolidated financial statements of Alderon Resource Corp. which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Alderon Resource Corp. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 18, 2011 (except as to Note 14 which is as of February 23, 2012)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT

	DECEMBER 31,	DECEMBER 31,
	2010	2009

ASSETS

Current
Cash and cash equivalents	$24,376,060	$1,504,920
Receivables	515,405	11,173
Prepaids	656,726	—
	25,548,191	1,516,093

Equipment (Note 3)	304,290	—
Resource properties (Note 4 & 5)	98,797,975	—
	$124,650,456	$1,516,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$896,088	$181,861
Due to related parties (Note 8)	131,097	44,824
	1,027,185	226,685

Future income tax liability (Note 9)	1,274,179	—
	2,301,364	226,685

SHAREHOLDERS’ EQUITY

Share capital (Note 6)
Authorized: Unlimited number of common shares without par value Issued: 81,589,189 (December 31, 2009 – 9,279,081 common shares)	$136,596,977	$20,164,894
Subscriptions received in advance	—	1,500,000
Contributed surplus (Note 6)	7,944,488	256,477
Deficit	(22,192,373)	(20,631,963)
	122,349,092	1,289,408

	$124,650,456	$1,516,093

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

Approved on Behalf of the Board of Directors:

“Mark J. Morabito”	“Brad Boland”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	YEARS ENDED
	DECEMBER 31
	2010	2009

Administrative expenses:

Accounting and audit fees	$143,298	$50,273
Amortization	39,935	—
Bank charges and interest	11,479	2,245
Consulting fees	525,007	254,200
Insurance	12,865	—
Investor relations	300,996	—
Legal fees	143,626	3,757
Management fees	591,670	55,000
Office and administration	152,706	86,203
Rent	96,971	—
Stock-based compensation	1,978,198	—
Transfer agent and filing fees	72,902	16,922
Travel	217,309	—
Wages	349,314	—
Loss before other items	(4,636,276)	(468,600)

Other items:

Gain on settlement of accounts payable	—	237,265
Interest	62,329	—
Loss on sale of marketable securities	—	(583,030)

Loss before income taxes	(4,573,947)	(814,365)

Future income tax recovery (expense)	3,013,537	(56,149)

Net loss and comprehensive loss for the year	$(1,560,410)	$(870,514)

Basic and diluted loss per common share	$(0.04)	$(0.20)

Basic and diluted weighted average number of common shares outstanding	36,624,142	4,437,985

The accompanying notes are an integral part of these consolidated financial statements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED
	DECEMBER 31
	2010	2009

Cash flows used in operating activities
Net loss for the year	$(1,560,410)	$(870,514)
Items not affecting cash
Amortization	39,935	—
Gain on settlement of accounts payable	—	(237,265)
Income tax (recovery) expense	(3,013,537)	56,149
Loss on sale of marketable securities	—	583,030
Stock-based compensation	1,978,198	—
Unrealized gain on foreign exchange	13,732	—
	(2,542,082)	(468,600)
Net change in non-cash working capital items:
Receivables	(498,412)	(8,043)
Prepaids	(656,726)	—
Accounts payable and accrued liabilities	69,340	313,641
Due to related parties	22,845
Cash used in operating activities	(3,605,035)	(163,002)

Cash flows from investing activities
Proceeds on sale of marketable securities	—	13,320
Resource property costs	(6,543,901)	—
Acquisition of equipment	(344,225)	—
Acquisition costs for 0860132 BC Ltd.	(106,480)	—
Cash provided by (used in) investing activities	(6,994,606)	13,320

Cash flows from financing activities
Due to related parties	—	35,649
Shares issued for cash, net of share issuance costs	33,470,781	140,678
Subscription receipts	—	1,500,000
Loan advances	—	48,000
Loan repayments	—	(94,500)
Cash provided by financing activities	33,470,781	1,629,827

Increase in cash and cash equivalents	22,871,140	1,480,145

Cash and cash equivalents, beginning of the year	1,504,920	24,775

Cash and cash equivalents, end of the year	$24,376,060	$1,504,920
Cash consist of:
Cash	$686,797	$4,920
Liquid short-term investments	23,689,263	—
Cash held in trust	—	1,500,000
	$24,376,060	$1,504,920

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

					ACCUMULATED
			SUBSCRIPTIONS		OTHER
	SHARE CAPITAL		RECEIVED IN	CONTRIBUTED	COMPREHENSIVE
	NUMBER	AMOUNT	ADVANCE	SURPLUS	LOSS	DEFICIT	TOTAL

Balance, December 31, 2008	3,279,081	$19,668,067	$—	$256,477	$(539,640)	$(19,761,449)	$(376,545)

Private placement (Note 6)	3,000,000	140,678	—	—	—	—	140,678
Debt settlement	3,000,000	300,000	—	—	—	—	300,000
Share subscriptions received	—	—	1,500,000	—	—	—	1,500,000
Unrealized losses on available-for-sale investments	—	—	—	—	(37,050)	—	(37,050)
Transferred loss	—	—	—	—	576,690	—	576,690
Tax expense on flow-through	—	56,149	—	—	—	—	56,149
Net loss for the period	—	—	—	—	—	(870,514)	(870,514)

Balance, December 31, 2009	9,279,081	20,164,894	1,500,000	256,477	—	(20,631,963)	1,289,408
Fractional rounding from share consolidation	(80)	—	—	—	—	—	—
Private placement (Note 6)	10,000,000	1,500,000	(1,500,000)	—	—	—	—
Private placement (Note 6)	10,000,000	10,000,000	—	—	—	—	10,000,000
Private placement (Note 6)	1,818,182	5,000,000	—	—	—	—	5,000,000
Private placement (Note 6)	9,125,000	15,004,473	—	5,070,527	—	—	20,075,000
Share issue costs — cash	—	(1,818,313)	—	(337,906)	—	—	(2,156,219)
Share issue costs — agent warrants	—	(1,049,823)	—	1,049,823	—	—	—
Acquisition costs (Note 5)	32,285,006	79,421,115	—	—	—	—	79,421,115
Warrant exercise	4,042,000	511,272	—	(19,272)	—	—	492,000
Stock option exercise	40,000	113,359	—	(53,359)	—	—	60,000
Acquisition of 0860132 BC Ltd. (Note 4)	5,000,000	9,000,000	—	—	—	—	9,000,000
Tax benefit renounced to flow-through shareholders	—	(1,250,000)	—	—	—	—	(1,250,000)
Stock-based compensation (Note 6)	—	—	—	1,978,198	—	—	1,978,198
Net loss for the year	—	—	—	—	—	(1,560,410)	(1,560,410)

Balance, December 31, 2010	81,589,189	$136,596,977	$—	$7,944,488	$—	$(22,192,373)	$122,349,092

The accompanying notes are an integral part of these financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

1.                            NATURE OF OPERATIONS AND GOING CONCERN

Alderon Resources Corp. (“the Company”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp.

On March 3, 2010, pursuant to a special resolution passed by the shareholders on December 8, 2009, the Company consolidated its common shares on a 2 old common shares for 1 new common share basis. All share and per share amounts are presented on a post-consolidated basis unless stated otherwise.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.                            SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and 0860132 BC Ltd. (Note 4); which is a wholly-owned subsidiary. All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.  In particular, the Black-Scholes stock price valuation model used to value warrants and stock options requires the input of highly subjective assumptions regarding stock price volatility.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the Black-Scholes model does not necessarily provide a reliable measure of fair value.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Use of Estimates (cont’d...)

Other significant estimates used relate to the impairment of resource property interests, valuation of asset retirement obligations and the valuation allowance for future income tax assets.  Actual results may differ significantly from estimates and assumptions.

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

The Company also provides the required disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 — Inputs that are not based on observable market data.

See note 11 for relevant disclosures.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments with maturity of three months or less.  Interest earned is recognized immediately in operations.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment

Equipment is recorded at cost less accumulated amortization.  The equipment below is amortized over its useful life using the following annual rate and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Building	4%	Declining balance

Resource Properties

Costs related to the acquisition, exploration and development of resource properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Asset Retirement Obligations

An asset retirement obligations is the legal obligation relating to retirement of long lived assets, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

The Company does not have any significant asset retirement obligations.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recognized as a recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock-based compensation expense and contributed surplus.  The contributed surplus account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Any gains or losses resulting from translation have been included in the statement of operations.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

New Canadian Accounting Pronouncements

Future accounting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

2.                            SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

New Canadian Accounting Pronouncements (cont’d…)

Future accounting changes (cont’d...)

Comprehensive Revaluation of Assets and Liabilities (Section 1625) and Equity (Section 3251)

As a result of issuing CICA Handbook sections 1582, 1601, and 1602, CICA Handbook Section 1625 has been amended and is effective prospectively beginning on or after January 1, 2011. Section 3251, Equity, has been amended as a result of issuing Section 1602 and applies to entities that have adopted this section. The Company does not expect any material impact on its financial position, operating results or disclosure on the adoption of this new section.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  For the Company, the transition date will be January 1, 2010 and this will require the restatement for comparative purposes of amounts reported by the Company for each of the quarters for the year ended December 31, 2010.  The Company has completed the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 — first time adoption; presentation of financial statements; flow through shares and share-based payments; exploration costs; impairment of long-lived assets; asset retirement obligations and future income taxes. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its fiscal quarter ending March 31, 2011, along with its determination of changes to accounting policies and choices to be made.  The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured.  The Company expects to complete its quantification of financial statement impacts by the end of its fiscal quarter ending March 31, 2011.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

3.                           EQUIPMENT

	December 31, 2010			December 31, 2009
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Building	$180,000	$5,400	$174,600	$—	$—	$—
Computer & office equipment	10,058	2,429	7,629	—	—	—
Computer software	32,781	10,880	21,901	—	—	—
Exploration Equipment	118,396	20,709	97,687	—	—	—
Furniture & fixtures	2,990	517	2,473	—	—	—

	$344,225	$39,935	$304,290	$—	$—	$—

4.                           ACQUISITION

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 common shares of the Company to Privco’s shareholders.  On March 3, 2010, the agreement was completed and the Company issued the 5,000,000 post-consolidated common shares to Privco shareholders and paid acquisition costs of $106,480, with a total value of $9,106,480.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Privco as of the date of acquisition.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

4.                           ACQUISITION (cont’d...)

The acquisition of Privco constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

The total purchase price of $9,106,480 includes the following:

Common shares issued (Note 6)	$9,000,000
Acquisition costs	106,480

$9,106,480

The purchase price of $9,106,480 was allocated as follows:

Receivables	$5,820
Resource properties	12,285,312
Current liabilities	(146,936)
Future income tax liability	(3,037,716)

$9,106,480

These consolidated financial statements include the results of operations of Privco from March 3, 2010, the date of acquisition.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

5.                           RESOURCE PROPERTIES

Kami Project

In connection with the acquisition of Privco, The Company acquired an option with Altius Resources Inc. (“Altius”) to acquire a 100% interest in certain claims located in Western Labrador and Quebec (“the claims”).

On December 6, 2010, the Company exercised its option and acquired a 100% interest in the Kamistiatusset (“Kami”) iron ore project in western Labrador. The option was exercised by the Company spending the required $7,000,000 on exploration expenditures and issuing an aggregate of 32,285,006 common shares valued at $79,421,115 from its treasury to Altius. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Project.

As of December 31, 2010, the Company had spent a total of $7,091,549 on exploration expenditures and $91,706,426 on acquisition costs (Note 4).

Kami Project $
Balance, December 31, 2009	$—

Permitting	275
Drilling	5,427,993
Geology	786,946
Geophysics	851,156
Administration	25,179
Acquisition costs	91,706,426
Total for period	98,797,975
Balance, December 31, 2010	$98,797,975

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

6.                           SHARE CAPITAL

Share issuances

During the year ended December 31, 2010, the following share transactions were completed:

•             On March 3, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every two pre-consolidated common shares.  The 18,558,162 pre-consolidated common shares were reduced to 9,279,001 post consolidated common shares. Stock options and warrants were similarly adjusted.

•             On February 16, 2010, the Company closed a private placement for $10,000,000, through the issuance of 10,000,000 subscription receipts at a price of $1.00 per receipt.  On March 3, 2010, the 10,000,000 subscription receipts issued converted into 10,000,000 common shares of the Company. A cash finder’s fee of $445,500 and 445,500 finder’s warrants valued at $127,466 were issued in connection with this private placement.  Each finder’s warrant entitles the holder to purchase one post-consolidated common share of the Company for $1.00, on or before February 16, 2011.

•             On March 3, 2010, 10,000,000 subscription receipts issued in December 2009 at $0.15 per subscription receipt for total proceeds of $1,500,000 automatically converted into 10,000,000 common shares of the Company and the proceeds of the financing have been released from escrow.  In connection with this private placement, the Company issued 1,000,000 finder’s warrants, valued at $7,407, each warrant entitling the holder to acquire one post-consolidated common share of the Company for $0.15, on or before December 22, 2010.  These warrants were exercised during the year.

•             On March 3, 2010, the Company issued 5,000,000 common shares in connection with the acquisition of 0860132 BC Ltd. (see Note 4).

•             On March 23, 2010, the Company closed a non-brokered private placement of 1,818,182 flow-through shares (“Flow-Through Shares”) at a price of $2.75 per Flow-Through Share for gross proceeds of $5,000,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement, the Company paid a cash finder’s fee of $250,000, equal to 5% of the gross proceeds received.  The Company also issued 90,910 finder’s warrants valued at $100,866. Each Finder’s Warrant may be exercised for one common share of the Company at an exercise price of $2.75 per Finder’s Warrant for a period of two years.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

6.                           SHARE CAPITAL (cont’d...)

•             4,042,000 warrants with an exercise price ranging from $0.10 to $1.00 per warrant were exercised for gross proceeds of $492,000.  An amount of $19,272, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise.

•             40,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $60,000. An amount of $53,359, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•             On December 6, 2010, 32,285,006 common shares of the Company, with a fair value of $79,421,115 were issued pursuant to the acquisition of 100% interest in Kami project (Note 5).

•             On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $2.80 for a period of 24 months from the closing date.  In connection with the private placement, the Company paid the underwriters a cash commission of $1,204,500, equal to 6% of the gross proceeds and issued 547,500 finder’s warrants valued at $814,084, at an exercise price of $2.20 for a period of 24 months from the closing date.  These finder’s warrants include one-half of one common share purchase warrant exercisable at $2.80 per warrant for a period of 24 months from the closing date.

During the year ended December 31, 2009, shares were issued as follows:

•             On September 22, 2009, the Company closed a private placement for gross proceeds of $150,000 by issuing 3,000,000 units of the Company at $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into an additional common share for a period of two years, at an exercise price of $0.10 during the first year and $0.20 during the second year. In connection with this private placement, the Company incurred $9,322 of share issuance costs.

•             On November 25, 2009, the Company settled accounts payable of $300,000 by issuing 3,000,000 common shares at a price of $0.10 per share.

•             On December 22, 2009, the Company issued 10,000,000 subscription receipts, at a price of $0.15 per subscription receipt, for total proceeds of $1,500,000. At December 31, 2009, the proceeds were being held in trust pending the completion of a 2 for 1 share consolidation and the acquisition of a private British Columbia Company. This private placement closed during the 2010 fiscal year.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

6.                           SHARE CAPITAL (cont’d...)

Warrants

The following is a summary of warrants outstanding at December 31, 2010 and December 31, 2009 and changes during the periods then ended.

	December 31, 2010		December 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	3,000,000	$0.10	90,000	$2.00
Issued	6,646,410	2.23	3,000,000	0.10
Expired	—	—	(90,000)	2.00
Exercised	(4,042,000)	0.12	—	—

Outstanding, end of the year	5,604,410	$2.61	3,000,000	$0.10

As at December 31, 2010, the Company had the following warrants outstanding:

Exercise price		Number outstanding	Expiry Date

$1.00	(1)	403,500	February 16, 2011 (subsequently exercised)
2.75	(1)	90,910	March 23, 2012
2.80		4,562,500	December 16, 2012
2.20	(1)	547,500	December 16, 2012
		5,604,410

(1)         Finder’s warrants issued in connection with the February, March and December 2010 financings

The following weighted average assumptions were used for the valuation of warrants issued during the year ended December 31, 2010:

	December 31, 2010	December 31, 2009
Risk-free interest rate	1.20%	—
Expected life of warrants	1.73 years	—
Annualized volatility	94%	—
Dividend rate	0%	—

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

6.                           SHARE CAPITAL (cont’d...)

Stock Options

The Company has a Rolling Stock Option Plan (the “Plan”), which follows the policies of the TSX Venture Exchange (“TSXV”) regarding stock option awards granted to employees, directors and consultants.  The stock option plan allows a maximum of 10% of the issued shares to be reserved for issuance under the plan.  Options granted under the Plan have a maximum term of 5 years.  The vesting terms are at the Board of Directors’ discretion.

As at December 31, 2010 and 2009, the following stock options were outstanding:

	December 31, 2010		December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of the year	17,500	$3.40	48,000	$4.92
Granted	5,125,000	1.88	—	—
Exercised	(40,000)	1.50	—	—
Cancelled/Expired	(17,500)	3.40	(30,500)	5.78

Outstanding, end of the year	5,085,000	$1.88	17,500	3.40

Exercisable, end of year	1,116,250	$1.53	17,500	3.40

At December 31, 2010, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date

1,410,000	1,047,500	1.50	March 3, 2015
75,000	37,500	1.88	April 27, 2015
125,000	31,250	2.00	May 1, 2015
350,000	—	1.20	July 22, 2015
50,000	—	1.53	October 20, 2015
1,900,000	—	1.60	November 8, 2015
1,175,000	—	3.00	December 29, 2015

5,085,000	1,116,250

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

6.                           SHARE CAPITAL (cont’d...)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  During the year ended December 31, 2010, the Company recognised stock-based compensation of $1,978,198 (December 31, 2009 - $Nil). The weighted average value of options granted in the period was $1.19 (December 31, 2009 - $Nil).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year ended December 31, 2010:

	December 31, 2010	December 31, 2009
Risk-free interest rate	1.40%	—
Expected life of options	5 years	—
Annualized volatility	94%	—
Dividend rate	0%	—

Escrow shares

At December 31, 2010, a total of 18,642,659 (December 31, 2009 — 313) shares were held in escrow. Subsequent to December 31, 2010, 9,321,251 shares were released from escrow; leaving 9,321,408 shares held in escrow.

7.                            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the year ended December 31, 2010:

•                  In connection with the acquisition of Privco, (see Note 4) the Company issued 5,000,000 common shares valued at $9,000,000.

•                  In connection with the option exercise for the Kami project, 32,285,006 common shares were issued with a value of $79,421,115.

•                  Recognized fair market value of $53,359 and $19,272, respectively in respect of stock options and warrants exercised.

•                  $547,647 of mineral properties is included in accounts payable at December 31, 2010 (December 31, 2009 - $Nil).

•                  The Company issued 2,083,910 Finder’s warrants in connection with its financings as described in Note 6, with a fair market value of $1,049,823, included in share issuance costs.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

7.                           SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The following were significant non-cash transactions during the year ended December 31, 2009.

•                  The Company issued 3,000,000 common shares to settle debt of $300,000 ($252,000 of accounts payable and $48,000 of loans).

8.                           RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010, the Company had the following transactions with related parties:

•                  The Company incurred consulting fees of $11,000 (2009 — $9,250) to a former director of the Company and to a company controlled by a former director. At December 31, 2010, $Nil (December 31, 2009 - $5,250) was still owing to this company.

•                  The Company incurred management and consulting fees of $906,670 (2009 — $55,000) to various officers/directors and to private companies controlled by officers/directors of the Company.

•                  The Company incurred administrative costs of $Nil (2009 - $74,800) to a company controlled by a former director, which are included in accounting and office expenses.

•                  The Company incurred costs of $1,227,044 (2009 - $Nil) to a private company controlled by an officer/director.  These costs were allocated as follows: $592,375 was capitalized to resource properties as all the Kami Project field staff were employed directly by this private company, $336,815 was allocated to wages, $171,453 to office and administration, $91,269 to rent, $10,533 to investor relations, and $24,599 to consulting fees. At December 31, 2010, $131,097 (2009 - $Nil) was still owing to this company.

•                  During the year ended December 31, 2010, the Company paid $185,586 (2009 - $Nil) to a law firm of which a former director is a partner.  Of this total amount, $161,713 was incurred during this period.  The amounts incurred during the year were related to legal fees, share issue costs and fees associated with the acquisition of 0860132 BC Ltd. At December 31, 2010, $Nil (2009 - $23,873) was owing to this company, which was included in due to related parties.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

8.                           RELATED PARTY TRANSACTIONS (cont’d...)

•                  During the year ended December 31, 2010, the Company paid $99,010 (2009 - $Nil) to a company that is controlled by a former director. Of this total amount, $83,309 was incurred during this period. At December 31, 2010, $Nil (December 31, 2009 - $15,701) was owed.

•                  During the year ended December 31, 2010, the Company issued Nil (2009 - 2,600,000) common shares to settle debt of $Nil (2009 - $260,000) with a company controlled by a former director. In addition, the Company also issued Nil (2009 - 400,000) common shares to settle debt of $Nil (2009 - $40,000) with a law firm of which this former director is also a partner.

•                  During the year ended December 31, 2010, a company controlled by a former director forgave $Nil (2009 - $225,000) in debt owing from the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

•                  The Company issued 5,000,000 common shares in consideration for 100% of the issued and outstanding common shares of Privco, a company controlled by a director and officer of the Company (Note 4).

The amounts due to related parties are non-interest bearing, with no fixed terms of repayment.  The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

9.                           INCOME TAXES

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

	2010	2009
Statutory rates	28.5%	30%

Income tax recovery expected	$(1,303,575)	$(261,154)
Non-deductible expenses	441,907	56,938
Tax expense (benefits) on renunciation of flow-through expenditures	(1,250,000)	56,149
Unrecognized (recognized) benefit of non-capital losses	(901,869)	204,216

Future income tax expense / (recovery)	$(3,013,537)	$56,149

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

9.                           INCOME TAXES (cont’d...)

The tax effects of temporary timing differences that give rise to significant components of future tax assets and future tax liabilities are as follows:

	2010	2009
Future tax assets
Non-capital losses carried forward	$1,054,975	$587,236
Equipment	9,984	—
Resource property and related exploration expenditures	(2,775,669)	1,574,649
Share issue costs	436,531	15,034
Total gross future income tax assets/(liabilities)	(1,274,179)	2,176,919
Less: Valuation allowance	—	(2,176,919)
Net future income tax assets (liabilities)	$(1,274,179)	$—

During the year ended December 31, 2010, the Company issued 1,818,182 common shares on a flow-through basis for gross proceeds of $5,000,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $1,250,000 on the exploration expenditures to be renounced to shareholders were applied against capital stock.

At December 31, 2010, the Company had non-capital losses of approximately $4,220,000 (2009 - $2,245,000).  These losses, if not utilized, will expire in 2030.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses have been recognized in these financial statements and have been offset by valuation allowances due to the uncertainty of their realization.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

10.                    CAPITAL MANAGEMENT

The Company is in the business of mineral exploration in Canada.  Management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.  In the management of capital, the Company includes cash and cash equivalents and components of shareholders’ equity.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company is dependent upon external financing to fund both its exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to externally imposed capital requirements.

11.                    FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instruments, cash and cash equivalents, under the fair value hierarchy are based on level one quoted prices in active markets for identical assets or liabilities.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

11.                    FINANCIAL RISK FACTORS (cont’d…)

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.

The Company’s receivables consist mainly of GST/HST receivable due from the Government of Canada, and as such have no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

The Company has cash and cash equivalents balance of $24,376,060 to settle current liabilities of $1,027,185.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates.  Since the Company does not currently possess investments in publicly traded securities, market risk is considered to be low.

(a)         Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

11.                    FINANCIAL RISK FACTORS (cont’d…)

(b)         Price risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

(c)          Currency risk

As at December 31, 2010, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at December 31, 2010, the Company has accounts payable denominated in US dollars of US$154,715 and cash of US$750.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $15,397.

12.                    SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s equipment and resource properties are located in Canada.

13.                    SUBSEQUENT EVENTS

The following transactions occurred subsequent to December 31, 2010:

•                  403,500 warrants with an exercise price of $1.00 per warrant were exercised for gross proceeds of $403,500.

•                  210,000 stock options with an exercise price of $1.50 per option and 25,000 stock options with an exercise price of $1.20 per option were exercised for gross proceeds of $138,750.

•                  9,321,251 common shares were released from escrow.

•                  300,000 stock options were issued with an exercise price of $3.40 per option and an expiry date of April 4, 2016, 1,900,000 stock options were issued with an exercise price of $3.70 per option and an expiry date of February 9, 2016 and 100,000 stock options with an exercise price of $3.80 per option were also issued with an expiry date of March 1, 2016.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

14.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects to the Company’s consolidated financial statements, had those statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). This note summarizes the principal measurement differences between Canadian and US GAAP.

Balance sheets

The impact of the differences between Canadian GAAP and US GAAP on the balance sheets would be as follows:

	2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$25,548,191	$—	$25,548,191	$1,516,093	$—	$1,516,093
Equipment	304,290	—	304,290	—	—	—
Resource properties(a)	98,797,975	(7,091,549)	91,706,426	—	—	—

Total assets	$124,650,456	$(7,091,549)	$117,558,907	$1,516,093	$—	$1,516,093

Liabilities:
Current liabilities	$1,027,185	$—	$1,027,185	$226,685	$—	$226,685
Future income tax liability(a)	1,274,179	(596,091)	678,088	—	—	—
Shareholders’ equity:
Capital stock (b)	136,596,977	1,092,817	137,689,794	20,164,894	479,181	20,644,075
Subscriptions received in advance	—	—	—	1,500,000	—	1,500,000
Contributed surplus	7,944,488	—	7,944,488	256,477	—	256,477
Deficit (a)(b)	(22,192,373)	(7,588,275)	(29,780,648)	(20,631,963)	(479,181)	(21,111,144)

Total liabilities and shareholders’ equity	$124,650,456	$(7,091,549)	$117,558,907	$1,516,093	$—	$1,516,093

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

14.                     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009

Net loss for the year under Canadian GAAP	$(1,560,410)	$(870,514)
Adjustments:
Mineral property expenditures incurred during the year(a)	(7,091,549)	—
Flow-through share premium paid in excess of market value(b)	636,364	—

Future income tax recovery (expense)(a)(b)	(1,250,000)	56,149

Tax effects of above adjustments	596,091	—

Net loss under US GAAP	$(8,669,504)	$(814,365)

Weighted average number of common shares outstanding under US GAAP	36,624,142	4,437,985

Net loss per share under US GAAP	$(0.24)	$(0.18)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009

Net cash flows used in operating activities
Under Canadian GAAP	$(3,605,035)	$(163,002)
Resource properties (a)	(7,091,549)	—
Accounts payable and accrued liabilities(a)	547,648	—

Net cash used in operating activities under US GAAP	(10,148,936)	(163,002)

Net cash flows (used in) provided by investing activities
Under Canadian GAAP	(6,994,606)	13,320

Mineral properties(a)	6,543,901	—

Net cash (used in) provided by investing activities under US GAAP	(450,705)	13,320

Net cash flows provided by financing activities
Under Canadian GAAP and US GAAP	33,470,781	1,629,827

Net increase in cash and cash equivalents during the year	22,871,140	1,480,145

Cash and cash equivalents, beginning the year	1,504,920	24,775

Cash and cash equivalents, end of year	$24,376,060	$1,504,920

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

14.                     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Resource property costs

a)             Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP, as discussed in Note 2. For US GAAP purposes, while the Company capitalizes acquisition costs, the Company expenses, as incurred, any exploration costs relating to unproven mineral properties. Only when proven and probable reserves are determined for a property and a feasibility study prepared would subsequent development costs of the property be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

The Company considers mineral rights to be tangible assets, and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

Flow-through shares

b)             Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, any difference between the market price of the Company’s stock and the value of the flow-through shares must be recorded as a liability if a premium is paid by investors.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended December 31, 2010, the Company issued 1,818,182 flow-through shares for total proceeds of $5,000,000.  Given that the market price of the Company’s stock was less than the value of the flow-through shares issued, a premium of $636,364 has been recorded for the expended cash on qualifying expenditures.

During the year ended December 31, 2009, no flow-through shares were issued.  However, flow-through shares were issued in 2006, 2007 and 2008.  Adjusting for the differences in accounting treatment for flow-through shares between Canadian GAAP and US GAAP resulted in an increase to share capital and deficit of $535,230 as of the beginning of fiscal 2009.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2010

14.                     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Accounting Development Effective for Fiscal 2011:

The Company will cease to reconcile its financial statements to US GAAP for the periods beginning on January 1, 2011, when it will start to apply International Financial Reporting Standards as published by the International Accounting Standards Board, as the Company’s primary basis of accounting. Consequently, future accounting changes to US GAAP that are effective for periods beginning on or after January 1, 2011 are not discussed, as those changes will not be applied by the Company.